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SEC FILE NUMBER
8-67674

SEC Mail Processing
MAR 01 2022
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Itaú International Securities Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 S. Biscayne Blvd, Suite 2200
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Paul Vergara	(305) 416-7839	paul.vergara@itau.us
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

600 Silks Run, Suite 2210	Hallandale Beach	FL	33009
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Paul Vergara, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Itaú International Securities Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Rute Megumi Wada
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01WA6298681
Qualified in New York County
Commission Expires March 17, 2022

Notary Public

Signature:

Title:
Executive Representative

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Itaú International Securities Inc.
Index
December 31, 2021

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Itaú International Securities Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Itaú International Securities Inc. (the "Company") as of December 31, 2021, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 22, 2022

We have served as the Company's auditor since 2008.

Itaú International Securities Inc.
Statement of Financial Condition
December 31, 2021

Assets		
Cash and cash equivalents	$	3,531,188
Receivables from affiliates		45,715
Receivables from clearing broker		11,307,759
Trading securities		40,012,400
Restricted cash		250,000
Other assets		1,440,724
Total assets	$	56,587,786
Liabilities and Stockholder's Equity		
Accrued expenses and other liabilities	$	3,667,327
Payables to affiliates		566,899
Total liabilities		4,234,226
Common stock, $0.01 par value, 100,000 shares authorized, 100,000 shares issued and outstanding		1,000
Additional paid in capital		17,619,000
Accumulated surplus		34,733,560
Total stockholder's equity		52,353,560
Total liabilities and stockholder's equity	$	56,587,786

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

Itaú International Securities Inc. (the "Company" or "IIS"), is a wholly owned subsidiary of ITAÚ BBA International plc (the "Parent"), a banking corporation incorporated under the laws of the United Kingdom.

The Company was incorporated in March 2007 and commenced its broker-dealer operations in September 2008.

The Company is an investment advisor registered with the U.S. Securities and Exchange Commission ("SEC") and the Commodity Futures Trading Commission ("CFTC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), The National Futures Association ("NFA") and the Securities Investor Protection Corporation ("SIPC"). There were no commodity or futures activity in 2021. The principal business of the Company is to act as a broker-dealer in the execution of securities transactions for Latin American customers. The majority of its customers are also customers of Banco Itaú International ("BII"), a related financial institution wholly owned by the Parent.

The Company clears all customer transactions on a fully disclosed basis through its clearing firm, Pershing LLC ("Pershing"). The clearing broker carries all accounts for the Company's customers.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents and Restricted Cash

The Company classifies as cash and cash equivalents highly liquid instruments with original maturities of three months or less and includes cash and cash due from Banks. The Company has $250,000 on deposit with Pershing as part of its clearing agreement. This amount is included in Restricted Cash on the Statement of Financial Condition.

Total cash and cash equivalents is $3,531,188.

Cash and cash equivalents	$ 3,531,188
Restricted cash	250,000
Total cash and cash equivalents and restricted cash	$ 3,781,188

Receivables from/Payables to Affiliates

The Company reimburses BII for expenses paid by BII on behalf of the Company. BII also remits fees to IIS for trading services performed on its behalf. In addition, the Company remits fees to Itaú Unibanco S.A. ("Itaú Unibanco"), a related party, for revenue earned in conjunction with customer introductions. Itaú Unibanco pays IIS fees incurred with such customer transactions.

Receivable from Clearing Broker

Amounts receivable from the clearing broker consist of deposits and net amounts due from the clearing broker for fees and commissions.

Trading Securities

Securities acquired for trading purposes are classified as trading securities. Trading securities, which include debt securities, are reported at fair value. Realized and unrealized gains and losses from recording the results of sales, market fluctuations and interest income on trading securities (determined by specific identification) are included in interest and other on the Statement of Income.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statement are reasonable and prudent. Actual results may differ from those estimates.

Income Taxes
The Company utilizes an asset and liability approach to accounting for income taxes. This approach requires recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis.

Recent Accounting Pronouncements
Changes to United States Generally Accepted Accounting Principles ("US GAAP") are established by the Financial Accounting Standards Board ("FASB") in the form of Accounting Standards Updates ("ASUs") to the FASB Accounting Standards Codification ("ASC"). The Company considers the applicability and impact of all ASUs. ASUs listed below include those that have been adopted during the current fiscal year end.

In December 2019, the FASB issued ASU 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes* ("ASU 2019-12"), which is expected to simplify income tax accounting requirements in areas deemed costly and complex. The amendments under ASU 2019-12 will be effective as of January 1, 2021, with early adoption permitted in its entirety as of the beginning of the year of adoption. At adoption, the guidance allows for modified retrospective application through a cumulative effect adjustment to retained earnings. The Company has evaluated ASU 2019-12 for its impact on the financial statement and there is no impact on the current year financial statement.

3. Related Party Transactions

Under an administrative services agreement (the "Services Agreement") with BII, IIS receives payroll, administration, occupancy, equipment, and information services. In accordance with the Services Agreement, BII allocates expenses monthly to the Company, using a methodology that considers the proportional cost of the services provided. Related payable under the Services Agreement as of December 31, 2021, totaled $383,139.

At December 31, 2021, $46,442 was included in the payables to affiliates on the Statement of Financial Condition.

Under an agreement with Itaú Unibanco, Itaú Unibanco refers certain clients seeking to invest in offshore assets to IIS and IIS mainly provides investment and wealth management advisory services to these clients for the purpose of ensuring Itaú Unibanco' s continued retention of these clients. IIS introduces these customers to Pershing as fully disclosed customers of IIS, for clearance and settlement of their transactions and custody of their assets. Itaú Unibanco pays IIS fees and the relevant commissions for such transactions. At December 31, 2021, the amount owed to IIS for fees and commissions is $45,715 included in the receivables from affiliate on the Statement of Financial Condition.

IIS provides trading services to BII for a group of products including mutual funds, CDs, derivatives, and equities, through Pershing on a fully disclosed basis.

Under an agreement with Itaú Comisionista de Bolsa Colombia S.A. ("Itaú Comisionista"), Itaú Comisionista refers certain clients seeking to invest in offshore assets to IIS and IIS mainly provides investment and wealth management advisory services to these clients. IIS introduces these customers to Pershing as fully disclosed customers of IIS, for clearance and settlement of their transactions and custody of their assets. IIS pays Itaú Comisionista a percentage of the fees generated from these clients referred to IIS. Related payable under this agreement as of December 31, 2021, totaled $137,318.

Because of the relationship between IIS and its related parties, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

4. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The tax effects of temporary differences that give rise to significant portion of the deferred tax assets and tax liabilities are as follows:

Prepaid Amortization	$	5,765
Unrealized gains		2,189
IRC Section 481 Adjustment		(1,437)
Accrued compensation		782,301
Prepaid expenses		(43,739)
Net deferred tax assets	$	745,079

A reduction of the carrying amounts of deferred tax assets by a valuation allowance is required if, based on the available evidence, it is more-likely-than-not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed annually by the Company based on the consideration of all available positive and negative evidence using a "more-likely-than-not" standard with respect to whether deferred tax assets will be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, actual earnings, forecasts of future profitability, the duration of statutory carryforward periods, the Company's experience with loss carryforwards not expiring unused and tax planning alternatives. The Company believes there is sufficient positive evidence, along with the current cumulative income position and the forecasts of future profitability that support the decision that a valuation allowance is not required. The Company believes it is more-likely-than-not that it will realize its deferred tax assets.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of ASC 740 – *Income Taxes*. Using the guidance, tax positions initially need to be recognized in the financial statement when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. As of December 31, 2021, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statement. From time to time, we are subject to income tax examination by the taxing authorities, and in all jurisdictions, tax years prior to 2016 are no longer subject to examination. As of December 31, 2021, the Company's tax years 2016 and thereafter remain subject to examination for the State of Florida and tax years 2017 and thereafter for Federal. As of December 31, 2021, there are no ongoing audits.

5. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3–1"), which requires the maintenance of minimum net capital equal to the greater of $100,000 or 6–2/3% of aggregate indebtedness. At December 31, 2021, the Company had net capital of $50,512,603 which was $50,230,321 in excess of the amount required of $282,282. The ratio of aggregate indebtedness to net capital at December 31, 2021, is 8.38%.

The Company has claimed an exemption under SEC Customer Protection Rule 15c3-3 ("Rule 15c3–3") Section (k)(2)(ii) as all customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

6. Concentration of Credit Risk

In the normal course of business, securities transactions of customers of the Company are introduced and cleared through a correspondent clearing broker. Pursuant to an agreement between the Company and its clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result in the event that a customer or counterparty is unable to fulfill its contractual obligations. The Company has a policy of reviewing the credit standing of each counterparty and customer with which it conducts business.

The Company maintains a cash balance with an unaffiliated financial institution that is in excess of regulatory insured limits.

7. Risk Management

In the normal course of business, the Company's activities mainly include acting as an agent for the trade execution of financial instruments. These activities may expose the Company to risk arising from price volatility which can reduce the customer's ability to meet their obligations. To the extent customers are unable to meet their commitments to the Company, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

8. Disclosure about Fair Value of Financial Instruments

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and relevant market information. In accordance with ASC 820, *Fair Value Measurements and Disclosures*, the fair value estimates are measured within the fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under applicable guidance are described below:

Basis of Fair Value Measurement

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

- Level 2 - Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability;

- Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

An asset or liability's categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

When available, quoted market prices are used. In other cases, fair values are based on estimates using present value or other valuation techniques. These techniques involve uncertainties and are significantly affected by the assumptions used and judgments made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected losses and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in certain cases, could not be realized in an immediate sale of the instrument.

The following table details the assets and liabilities carried at fair value on a recurring basis as of December 31, 2021 and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine the fair value.

U.S. treasury securities are fair valued on a recurring basis with the corresponding unrealized gains or losses recognized in the Statement of Income. Management uses quoted market prices to determine fair value of the financial instrument, therefore such valuations have been classified as Level 1.

	Fair Value Measurements using:			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
At December 31, 2021				
US Treasury Bill	$ 40,012,400	$ -	$ -	$ 40,012,400
Total	$ 40,012,400	$ -	$ -	$ 40,012,400

The U.S. treasury security has a maturity date of July 31, 2022.

9. Fair Value

Fair value estimates are based on existing financial instruments, without attempting to estimate the value of anticipated future business. The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein.

Cash and Cash Equivalents
Fair values of cash and cash equivalents are estimated to equal the carrying amounts due to their short-term nature.

Receivable from Clearing Broker
The carrying amounts of receivables from clearing brokers approximate their fair value.

10. Subsequent Events

The Company has performed an evaluation of subsequent events through February 22, 2022, the date the financial statement was available for issuance. No subsequent events were identified which would require disclosure.

SEC Mail Processing
MAR 01 2022
Washington, DC

Itaú International Securities Inc.

Financial Statement
Pursuant to Rule 17a-5 of the Securities and Exchange Act
December 31, 2021